Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO  80001

(303) 422-8127

malattyco@aol.com

March 31, 2016

Re: Rich Cigars, Inc.

Registration Statement on Form S-1

Filed October 17, 2014

File No. 333-199452

General

                        1. Please disclose that you are a "shell company" as defined by Rule 405 under the Securities Act of 1933 or provide us with your analysis why you do not fit the definition of a "shell company."

ANSWER:  We do not believe that Rich Cigars, Inc. ("Company") is a shell at this time, especially in light of Footnote 172 to the SEC Release No. 33-8869.  It was formed to engage in its business plan and has pursued one plan.

The definition of a "shell company" under Rule 144 (i)(1) does not include a development stage company engaged in an actual business.  Further, Footnote 172 to SEC Release No. 33-8869 (the release accompanying the final amendments to Rule 144) provides that the amendments, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a "start-up company," or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company." Footnote 172 also provides that the exclusion of a "start-up company" in the definition of a shell company is based on the belief that "such a company does not meet the condition of having "no or nominal operations."  Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a "shell company") who indicated that the definition of a shell company set forth above would capture virtually every company during its start-up phase and therefore too broad.

Pursuant to the aforementioned, we respectfully submit that the Company should not be deemed to be a "shell company" but should be deemed to be a development stage company that has actual operations.

Please note that in support of this position, the Company was formed on July 29, 2013 and since inception, the founder and early management of the Company have dedicated a significant amount of time and funds to support the operations of the Company. The Company acknowledges they are a start-up company with limited operations; however; (i) the Company has a business, and has developed its website and produced an inventory of cigars for sale, (ii) the Company has filed a trademark for their name on May 19, 2015, and (iii) the Company has entered into marketing arrangements to promote the Company's products.

                        2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

ANSWER:  We have no written communications defined in Rule 405 under the Securities Act at this time.

                        3. Please explain the circumstances in which RichKeys Enterprises, LLC acquired shares in your company as well as the reasons for the distribution of such shares. Please also explain why you have not identified RichKeys Enterprises, LLC as an underwriter within the meaning of Section 2(a)(11) of the Securities Act in connection with the distribution of these shares.

ANSWER: RichKeys Enterprises, LLC subscribed for $87,540 in common stock @ $0.50 per share through a Private offering. The common stock in such offering was issued in a transaction not involving a public offering in reliance upon an exemption from registration provided by Rule 506 of Regulation D of the Securities Act of 1933 (marked on p. 37 as Comment #3). As to the second sentence of the comment, we have edited the text at page 1 to list RichKeys Enterprises, LLC as an underwriter (marked on p. 1 as "Comment #3").

                        4. We note that RichKeys Enterprises, which Mr. Davis formerly controlled, has not fully paid for the shares in which it subscribed, with $46,676 still due to the company. Please tell us if the shares being distributed include shares for which payment has not yet been made and when such payment is expected.

ANSWER: Payment has been satisfied as of February 12, 2015.  Please see page 37 where marked "Comment # 4."  Also, please see footnote 8 of the financial statements as it has been disclosed as paid in full.  RichKeys Enterprises provided funds for the establishment of the Company and commencement of the business venture, and committed to provide limited future funding in consideration of the shares.  RichKeys Enterprises wishes to distribute the shares in kind to its interest holders, pro rata to their LLC interest ownership.

Cover Page of Registration Statement

                        5. Please explain the reference in the fee table to a "Plan of Liquidation."

ANSWER:  Please see edit on page ii of the cover sheet where marked "Comment #5."

Cover Page of Prospectus

                        6. The cover page should be limited to one page. Please revise accordingly. In this regard, please eliminate any unnecessary repetition on the cover page. Refer to Item 501(b) of Regulation S-K.

ANSWER: The cover page has been condensed to one page.

                        7. Please confirm your understanding that OTC Pink does not constitute a market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K. As such, please revise the cover page and throughout the prospectus to disclose a fixed price for the duration of the offering.

ANSWER:  In response, we have read 501(b) and do not find that it requires the resales of shares to be @ $.10 for any sale during the duration of the offering which will be continuous and will carry on after trading is approved at varying market prices.  This is not an initial public offering Registration, but rather a registration for resale, and we have experienced approval of similar language by the staff many times before.

The Offering, page 5

                        8. We note that this section only discloses the 246,080 shares of common stock for resale by selling shareholders. Please also briefly discuss the distribution of 58,080 common shares to the Distributees of RichKeys Enterprises, LLC.

ANSWER: Please see edits on page 5 where marked "Comment # 8." The number has been corrected to 158,080 shares.

Risk Factors, page 6

                        9. Please add a risk factor to briefly identify and discuss your officer's outside business activities, and the potential conflicts that exist as a result of these other commitments.

ANSWER:  Please see the risk factor added to page 8 where marked "Comment #9."

Determination of Offering Price, page 14

                        10. We note that the $0.10 per share price of the shares you are registering is lower than the price paid for shares in your private placement. As such, please explain why you believe $0.10 per share is a bona fide offering price.

ANSWER:  Please see the edits on page 14 where marked "Comment #10."

Distribution and Selling Security Holders, page 15

                        11. The number of shares listed in the tables on pages 15 and 16 for distribution and resale does not reconcile with the number of shares listed on the cover page of the prospectus.

                        Please revise accordingly. Please also revise the bottom of each table to include a total for the number of shares to be distributed and offered for resale.

ANSWER: The tables and cover page have been revised accordingly to reconcile the number of shares listed. Please see our marked copy on page 16.

Plan of Distribution, page 18

                        12. We note you have agreed to bear the expenses of the registration of the shares, and that such expenses are estimated to be approximately $30,000. Given that you will not be receiving any proceeds from this offering, please explain how you intend to bear such expenses given that you appear to have no cash available.

ANSWER:  Please see sentence added to page 20 where marked with "Comment #12."

Plan of Operations, page 26

                        13. Please provide greater detail and clarity regarding your business plan for the next twelve months and how you plan to implement it, including when you expect to begin manufacturing and distributing cigars. Please also address any needed funds for implementing the planned business.

ANSWER:  Please see language added to page 23 where marked with "Comment #13."

Liquidity and Capital Resources, page 29

                        14. Please disclose your monthly "burn rate" and how long your present capital will last at that rate.

ANSWER:  Please see language added on page 30 where marked "Comment #14."

Directors and Officers, page 30

                        15. Consistent with your disclosure on page F-9, please disclose that Mr. Davis formerly controlled RichKeys Enterprises and disclose his position with such entity and the dates he served in such capacity.

ANSWER:  Please see language added to page 32 where marked "Comment # 15."

                        16. Please disclose the approximate number of hours per week Michael Rushing will spend on your business.

ANSWER:  Please see language added to page 33 where marked "Comment # 16."

Security Ownership of Certain Beneficial Owners and Management, page 34

                        17. Please reconcile your disclosure here that Michael Rushing owns 50,000 shares, with the disclosure in the compensation table on page 32 indicating that he has received 150,000 shares over the past two fiscal years.

ANSWER:  Please see revised table on page 34 where marked "Comment #17."

                        18. Please disclose RichKeys Enterprises, LLC's ownership interest in the table.

ANSWER: Please see revised table on page 37 where marked "Comment #18."

Exhibit 5.1

                        19. Please have counsel provide an opinion that the shares being registered are duly and validly authorized, fully-paid and non-assessable under Florida law rather than Colorado law.

ANSWER:  Please see revised Exhibit 5.1.

            20. Please have counsel confirm that its reference to the Florida Revised Statutes includes all relevant state constitutional and statutory provisions, as well as judicial interpretations.

ANSWER: Please see revised Exhibit 5.1.

                        21. We note the prospectus disclosure that not all of the stock owned by RichKeys Enterprises, LLC has been paid for. As such, please explain the basis for counsel's opinion that all shares being registered are fully paid.

ANSWER:  Payment has been satisfied as of February 12, 2015.

We hope these revisions satisfy your comments.

                                                                                    Sincerely,

                                                                                    /s/Michael A. Littman